SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                     FORM 15

   Certification and Notice of Termination of Registration under Section 12(g)
      of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

                                                   Commission File Number 1-7002

                                  Blount, Inc.
             (Exact name of registrant as specified in its charter)

                            4520 Executive Park Drive
                              Montgomery, AL 36116
                                 (334) 244-4000
   (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                     9% Senior Subordinated Notes due 2003
                       7% Senior Notes due June 15, 2005*
            (Title of each class of securities covered by this Form)

                                      None
         (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

  Rule 12g-4(a)(1)(i)        [ ]                 Rule 12h-3(b)(1)(ii)       [ ]
  Rule 12g-4(a)(1)(ii)       [ ]                 Rule 12h-3(b)(2)(i)        [ ]
  Rule 12g-4(a)(2)(i)        [ ]                 Rule 12h-3(b)(2)(ii)       [ ]
  Rule 12g-4(a)(2)(ii)       [ ]                 Rule 15d-6                 [x]
  Rule 12h-3(b)(1)(i)        [x]

     Approximate number of holders of record as of the certification or notice date:

             9% Senior Subordinated Notes due 2003:  None
             7% Senior Notes due June 15, 2005: 29

     Pursuant to the requirements of the Securities Exchange Act of 1934 Blount, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE:  May 10, 1999                       BY: Harold E. Layman
                                              ----------------
                                              Name: Harold E. Layman
                                              Title: Exective Vice President &
\                                                      Chief Financial Officer


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* In connection with the issuance of its 7% Senior Notes due June 15, 2005,
Blount, Inc. obtained relief from the staff of the Securities and Exchange Commission from its duty to file reports under Section 15(d) of the Securities Exchange Act of 1934.